Stream Communications Network & Media, Inc.

Consolidated Financial Statements

For the nine months ended September 30, 2008

IN ACCORDANCE WITH NATIONAL INSTRUMENT 51-102 RELEASED BY THE CANADIAN
SECURITIES ADMINISTRATORS, THE COMPANY DISCLOSES THAT ITS AUDITORS HAVE NOT
REVIEWED THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Stream Communications Network & Media, Inc.

Stream Communications Network & Media, Inc.

Consolidated Statement of Operations and Deficit at September 30, 2008

	For the three	For the three	For the three	For the nine	For the nine	For the nine
	months ended	months ended	months ended	months ended	months ended	months ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
(Expressed in Canadian Dollars)	2008	2007	2006	2008	2007	2006
Revenues	3,064	1,983,722	1,651,997	1 379 475	5,640,847	4,765,816

Operating expenses
Programming and system lease	9,343	693,902	389,541	540,806	2,213,382	1,160,605
Amortization	4,407	392,201	385,457	642,381	1,162,989	1,420,992
Payroll and related	93,251	532,491	664,387	652,890	1,595,400	1,988,964
Management and professional fees	287,900	270,075	44,686	661,337	511,459	177,434
Office expenses	25,023	139,735	339,248	117,898	291,004	824,586
Travel and entertainment	29,191	102,963	73,967	101,093	314,436	200,612
Occupancy costs	11,000	80,861	80,666	66,101	223,056	211,412
Investor relations	-	12,094	16,307	23,989	70,544	42,219
Advertising and marketing	11,031	41,699	37,458	19,875	141,211	93,344
Stock-based compensation	-	-	-	-
Restructuring expenses	-	-	-	-	-	209,523
(Gain) / Loss on disposal of assets	-	23,632		(4,129,179)	22,741

Gain / (Loss) from operations	(468,083)	(305,931)	(379,720)	2,682,283	(905,375)	(1,563,875)
Other (Income)/Expenses
Standby guarantee	-	-	-	-	-	798,289
Recovery of IPO expenses	-	-	-	-	-	-
Financing (income) expense	-	-	(116,447)	216,552	169,352	(106,627)
Interest (income) expense	(19,166)	79,689	82,054	23,653	238,327	216,672
Other (income) expense	199			39,168	(59,184)	-
Foreign exchange (gain) loss	(75,085)	115,290	34,260	(977,000)	(395,235)	(115,080)
Income (Loss) before income taxes	(374,030)	(497,709)	(379,587)	3,379,910	(858,635)	(2,357,129)
Income taxes	-	23,414	(49,192)		87,200	(167,576)
Gain (Loss) before non-controlling interest	(374,030)	(521,123)	(330,395)	3,379,910	(945,835)	(2,189,553)
Non-controlling interest	-		26,586	4,443	17,510	78,640
Income / (Loss) on Non-Consolidated Subsidiaries	(830,605)			(572,911)
Net profit (loss) for the period	(1,204,635)	(519,634)	(356,981)	2,802,556	(963,345)	(2,268,193)
Deficit, beginning of year	(49,994,299)	(47,330,690)	(44,312,298)	(49,994,299)	(46,886,979)	(42,401,086)
Deficit, end of year	(47,191,743)	(47,850,324)	(44,669,279)	(47,191,743)	(47,850,324)	(44,669,279)
Basic and diluted loss per share	0.00			0.03
Basic and diluted weighted average
number of common shares	93,962,293	79,382,887	65,591,986	93,962,293	79,382,887	65,591,986

Stream Communications Network & Media, Inc.

Consolidated Balance Sheet at September 30, 2008

	September 30,	December
(Expressed in Canadian Dollars)	2008	31, 2007

Assets
Current assets
Cash and cash equivalents	1,153,970	682,859
Short-term investments	-	29,048
Accounts receivable, net	2,473	256,146
GST and VAT receivables	676,024	311,998
Prepaid expenses and other assets	146,518	195,948
Future income tax assets	-	286,586
	1,978,984	1,762,585

Property, plant and equipment, net	2,415,409	12,894,445
Cable TV subscriber base, net	-	379,801
Other intangible assets, net	32,013	-
Investment in non-consolidated subsidiaries	6,182,664	-
Non-current advances	-	180,332
Deposit on acquisition	-	1,402,580
	10,609,070	16,619,743

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,472,310	5,066,512
Deferred revenue	-	3,629
Future income tax liabilities	-	-
Bank, leasing and other financing	1,792,806	6,564,199
	3,265,116	11,634,340

Bank, leasing and other financing	207,555	568,588
	3,472,671	12,202,928

Non-controlling interest	-	923,525

Shareholders' equity
Common shares
Authorized 150,000,000 common shares at par
value
Issued and fully paid	44,515,479	44,515,479
Contributed surplus	6,754,668	5,549,744
Warrants	797,775	2,002,699
Accumulated other comprehensive income	2,260,220	1,419,667
Accumulated deficit	(45,191,743)	(49,994,299)
	7,052,538	3,493,290
	10,609,070	16,619,743

Stream Communications Network & Media, Inc.

Consolidated Statement of Shareholders’ Equity and Comprehensive Income/Loss at September 30, 2008
(Expressed in Canadian dollars)

	Common Shares		Warrants		Contributed	Private	Accumulated	Accumulated	Comprehensive	Total
	Number	Amount	Number	Amount	Surplus	placement	deficit	other	Income	shareholders'
						subscriptions		comprehensive	(loss)	equity
								income

Balance at December 31, 2005	47,952,901	41,129,499	1,698,310	2,439,684	2,877,474	291,455	(42,401,086)	(158,589)	-	4,178,167
Net loss for the year	-	-	-	-	-	-	(4,485,893)	-	-	(4,485,893)
Foreign currency translation gain	-	-	-	-	-	-	-	1,438,047	-	1,438,047
Settlement of debt	885,000	225,635	-	-	-	-	-	-	-	225,635
Shares issued on private placement	16,101,664	2,641,246	-	-	-	(291,455)	-	-	-	2,349,791
Warrants issued on private placement	-	(1,385,964)	8,050,832	1,385,964	-	-	-	-	-	-
Standby Guarantee	3,807,107	789,289	-	-	-	-	-	-	-	789,289
Stock-based compensation	2,099,819	456,103	-	-	232,586	-	-	-	-	688,689
Restructuring expenses	550,000	76,378	-	-	-	-	-	-	-	76,378
Balance at December 31, 2006	71,396,491	43,941,186	9,749,142	3,825,648	3,110,060	-	(46,886,979)	1,279,188	-	5,269,103
Net loss for the period	-	-	-	-	-	-	(3,107,320)	-	(3,107,320)	(3,107,320)
Foreign currency translation gain	-	-	-	-	-	-	-	140,479	140,479	140,479
Shares issued on private placement	10,200,000	1,191,028	-	-	-	-	-	-	-	1,191,028
Warrants issued on private placement	-	(616,735)	5,100,000	616,735	-	-	-	-	-	-
Warrants expired during the year			(1,698,310)	(2,439,684)	2,439,684	-	-	-	-	-
Balance at December 31, 2007	81,596,491	44,515,479	13,150,832	2,002,699	5,549,744	-	(49,994,299)	1,419,667	(2,966,841)	3,493,290
Net gain (loss) for the period	-	-	-	-	-	-	2,802,556	-	2,802,556	2,802,556
Foreign currency translation	-	-	-	-	-	-	-	840,553	840,553	840,553
Warrants expired during till 30/09/08	-	-	(5,650,832	(1,204,924	1,204,924	-	-	-	-	-
Balance at September 30, 2008	81,596,491	44,515,479	7,500,000)	797,775)	6,754,668	-	(47,191,743)	2,260,220	676,268	7,136,399

Stream Communications Network & Media, Inc.

Consolidated Cash Flow Statement at September 30, 2008

			For the six
	For the nine	For the three	months	For the nine
	months	months	ended	months
	ended	ended	June 30,	ended
	September	September	2008	September
(Expressed in Canadian Dollars)	30, 2008	30, 2007		30, 2007

Operating Activities
Net loss for the period	2,802,556	284,150	4,007,194	(443,711)
Amortization	642,381	386,037	637,275	770,788
Unrealized foreign exchange	(977,000)	(457,924)	(901,915)	(529,672)
Unpaid interest	-	44,490	-	97,833
Non-controlling interest	830,605	8,922	(257,694)	18,999
(Gain) Loss on disposal of assets & shares	(4,129,179)	-	(4,133,262)	-
	(830,637)	265,675	(648,402)	(85,763)
Change in non-cash working capital
Accounts receivable	253,673	576,551	166,554	(28,797)
Prepaid expenses and other assets	49,430	20,589	39,184	(57,753)
Accounts payable and accrued liabilities	(3,594,202)	(145,643)	(2,437,519)	(253,667)
Future income taxes	286,586	-	327,463	-
Deferred revenue	(3,629)	(599,501)	-	14,265
	(3,838,778)	117,671	(2,552,720)	(411,715)
Financing activities
Issuance of shares and warrants for cash	-	-	-	1,191,028
Proceeds from loans and leasing contracts	1,214,356	(97,838)	-	15,021
Repayment of loans and leasing contracts	(3,918,070)	8,675	(3,623,856)	(133,834)
	(2,703,714)	(89,163)	(3,623,856)	1,072,215
Investing activities
Purchase of tangible and intangible assets	(2,513,163)	(515,311)	(2,513,163)	(942,727)
Sale of property, plant and equipment & shares	7,534,277	1,003	7,534,277	1,035
	5,021,114	(514,308)	5,021,114	(941,692)

Foreign exchange effect on cash and cash	1,992,489
equivalents		(17,755)	992,254	(19,565)

Increase (decrease) in cash and cash equivalents	471,111	(503,555)	(163,208)	(300,757)
Cash and cash equivalents, beginning of period	682,859	967,342	682,859	764,544
Cash and cash equivalents, end of period	1,153,970	463,787	519,651	463,787

Stream Communications Network & Media, Inc.

Notes to the Consolidated Financial Statements

1.	Nature of Operations and Going Concern

Stream Communications Network & Media Inc. (“Stream” or “the Company”) is a Canadian based company which invests in Cable TV service providers in Poland. As of September 30, 2008, the Company holds 48.86 % of the total shares of Stream Communications Sp. z o. o. (“Stream Poland”), a Polish Cable TV Operator provides approximately 98,000 Revenue Generating Units (RGUs) of TV, Internet and Telephony services in southern Poland. As of the same date, Stream held 100% share of Stream Investment Sp. z o. o. (formerly Streamline), a company developing new cable TV Operations in northeastern Poland, with approximately 16,000 Homes Passed (HP).

In February 2008, the Company sold 15,640 shares in the Stream Poland to Penta Investments, a Czech Republic-based private equity fund for cash proceeds of $7,534,277. On the same day Penta Investments received 16,900 new shares of Stream Poland for an investment of $8,141,258. As a result, Stream’s ownership of Stream Poland was diluted to 48.86%. At any time following the third anniversary of the completion date of this transaction, Penta has the option to purchase the remaining shares of Stream Poland at fair market value (as predefined in the purchase and sale agreement), if the Company fails to obtain an offer for the acquisition of these shares by an independent third party.

The Penta investment in Stream Poland is enabling Stream Poland to grow its subscriber base through acquisitions. The minority stake which Stream holds in Stream Poland remains its main asset.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has an accumulated deficit of $47,191,743 and a net working capital deficit of $1,286,146 at September 30, 2008. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Management has prepared these financial statements on the basis that the company will be able to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Stream Communications Network & Media, Inc.

2.	Significant accounting policies

These consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United Stated (“US GAAP”) as explained in Note 21. A summary of the significant accounting policies are as follows:

	(a)	Consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All significant intercompany transactions and balances have been eliminated.

	Country of	Percentage Ownership
	incorporation	September	December	December
		30, 2008	31, 2007	31, 2006
Stream Communication Sp. z o. o.	Poland	48.86%	100%	100%
(“Stream Poland”)
Gimsat Sp. Z o. o. (“Gimsat”)	Poland	-%	100%	100%
Vega Sp. z o. o. (“Vega”)	Poland	-%	100%	100%
Bielsat.com Sp. z o. o. (“Bielsat”)	Poland	-%	51%	51%
Ask Stream Sp. z o. o. (“Ask”)	Poland	-%	100%	60%
Stream Investment (prev. Streamline	Poland	100%	100%	100%
Media Sp. z o. o. or “Streamline”)
IEWS SA (“IEWS”)	Poland	100%	100%	100%

When the Company’s ownership in Stream Poland decreased below 50%, the company began to record its investment in Stream Poland at historical cost and account for the subsidiary’s result as a line item (“Results of non-consolidated subsidiary”) in the Income Statement while adjusting the value of the investment by the accumulated results of the subsidiary in the period subsequent to February 22, 2008.

(b)	Uncertainty in management estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of accounts receivable recoverability; property, plant and equipment and depreciation of intangibles, fair value of stock-based compensation and warrants; accounts payable and accrued liabilities, income taxes, fair value of net assets acquired in business combinations and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash and liquid investments with an original maturity of three months or less.

Stream Communications Network & Media, Inc.

2.	Significant accounting policies (continued)

	(d)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated amortization. Amortization is provided for using the declining-balance method at the following rates per annum:

Automobiles	20 - 30% per annum
Computer software	20 - 100% per annum
Cable television network equipment and conduit	4.5 - 45% per annum
Furniture, fixtures and equipment	20 - 30% per annum

Plant construction-in-progress consists of assets not yet used and accordingly no amortization is recorded. No interest is capitalized in construction-in-progress. When the asset is substantially complete and ready for use, the cost are transferred to their respective asset class and amortized.

Property, plant and equipment are carried at cost, net of accumulated depreciation. Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. Any resulting write downs to fair value are charged to the results of operations. No such losses have been recorded in these consolidated financial statements.

(e)	Intangible assets

The Company’s intangible assets consist primarily of cable TV subscribers. Intangible assets are amortized over their estimated useful life, ranging from two to five years. Judgment is used to estimate an intangible asset’s useful life and is based on an analysis of all pertinent factors, including expected use of the intangible asset, contractual provisions that enable renewal or extension of the intangible asset’s legal or contractual life without substantial cost, and renewal history.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the excess of the carrying value of the asset over its fair value.

The intangible asset impairment test had no impact on the Company’s results for the nine months ended September 30, 2008 and for the years ended December 31, 2007 and 2006.

(f)	Investment in non-consolidated subsidiaries

The Company’s investment in non-consolidated subsidiaries is the investment in Stream Poland. The investment is recorded at historical cost and the result for the period is recorded against the income statement and the value of the investments.

(g)	Transaction costs

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are expensed directly into income and are included in Financing income(expenses) on the Consolidated Statement of Operations and Deficit.

Stream Communications Network & Media, Inc.

2.	Significant accounting policies (continued)

(h)	Comprehensive income and hedges

(i) Comprehensive income

Comprehensive income comprises the Company’s net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity arising from the unrealized effect of foreign currency translation on foreign operations. The Company’s comprehensive income and accumulated other comprehensive income are presented in the Statements of Shareholders’ Equity and Comprehensive Loss.

(ii) Derivatives

All derivative instruments are recorded on the balance sheet at fair value. At September 30, 2008, the Company does not have any derivative instruments..

(iii) Embedded derivatives

Derivatives may be embedded in other financial instruments (host instruments). Embedded derivatives are treated as separate derivatives when their economic characteristics and risk are not closely related to those of the host instrument, the term of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not classified as held for trading. These embedded derivatives are measured on the balance sheet with subsequent changes in fair value recognized as income. The Company has not identified any material embedded derivatives that are required to be accounted for separately from the host contract.

(i)	Foreign currency translation

The Company’s financial statements are presented in Canadian dollars. The Company’s non- Canadian operations are translated into Canadian dollars using the current rate method of translation. Under this method, foreign assets and liabilities are translated into Canadian dollars at the rate of exchange at the balance sheet date. Revenues and expenses are translated into Canadian dollar equivalents at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders’ equity.

Transactions that are denominated in foreign currency are initially recorded at the rate of exchange prevailing at the date of the transaction. Thereafter, monetary assets and liabilities are adjusted to reflect the exchange rate in effect at the balance sheet dates. Gains and losses resulting from the adjustment are included in earnings. [unclear – in operations? In the income statement?]

(j)	Revenue recognition

Substantially all revenues are derived from cable TV and internet subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided. Funds received in advance are deferred. At present initial hook-up fees are nominal and are recorded as revenue when charged.

(k)	Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes compensation expense for stock options awarded using the Black-Scholes model based on the fair value of the options at the later of the date of grant or the

Stream Communications Network & Media, Inc.

2.	Significant accounting policies (continued)

	(k)	Stock-based compensation (continued)

date of shareholder approval of any new share option plan from which options were granted. The fair value of the options is expensed over the expected life of the options.

	(l)	Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess. Future income tax assets and liabilities are adjusted for changes in tax laws and rates on the date of the enactment or substantive enactment.

	(m)	Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share are presented using the treasury stock method and are calculated by dividing net earnings applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. For all periods presented, the effect of the assumed conversion of stock options and warrants was anti-dilutive.

	(n)	Comparative figures

Certain of the prior year’s comparative figures have been reclassified to conform to the current year’s presentation.

	(o)	Comprehensive income

CICA Handbook Section 1530 introduces comprehensive income, which consists of net earnings on the consolidated statements of earnings (loss) and other comprehensive income (loss) (“OCI”). OCI represents changes in shareholders’ equity in a period arising, in the case of the Company, from the unrealized effect of foreign currency translation of foreign operations.

	(p)	Financial instruments

CICA Handbook Sections 3855 and 3861 establish standards for the recognition, measurement, presentation and disclosure of financial instruments. Financial instruments are initially recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows, which require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. Subsequent measurement depends on management’s classification of the financial assets as held-for-trading, available-for-sale, held-to-maturity or as loans and receivables, and financial liabilities as held-for-trading or as other liabilities.

Stream Communications Network & Media, Inc.

2.	Significant accounting policies (continued)

	(p)	Financial instruments

The classification of financial instruments depends on the nature of and the purpose of the financial instruments, management’s choice and in some circumstances, management’s intentions.

The following summarizes the Company’s selected financial instrument classifications based on intentions:

Cash	Held-for-trading
Cash equivalents	Held-to-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Bank, leasing and other financing	Other liabilities

(i)	Held-for-trading

Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through financing (expense) income on the consolidated statement of operations and deficit. The Company had no transition adjustments at January 1, 2007 for held-for-trading financial instruments.

(ii)	Available-for-sale

Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through financing expense (income) on the consolidated statement of operations and deficit to reflect impairments that are considered to be other than temporary. The Company had no transition adjustments at January 1, 2007 for available-for-sale financial instruments.

(iii)	Held-to-maturity

Financial instruments classified as held-to-maturity are measured at amortized cost using the effective interest method. The Company had no transition adjustments at January 1, 2007 for held-to-maturity financial instruments.

(iv)	Loans and receivables and other liabilities

Financial instruments classified as loans and receivables and other liabilities are measured at amortized cost. Transaction costs of the loans and receivables and other liabilities are expensed directly into income on the consolidated statement of operations and deficit. The Company had no transition adjustments at January 1, 2007 for loans and receivables or other liabilities.

(q)	Embedded derivatives

The Company assessed the existence of embedded derivatives in its financial instruments. The Company does not have any material embedded derivatives that require separate accounting.

Stream Communications Network & Media, Inc.

2.	Significant accounting policies (continued)

	(r)	Translation of foreign operations

As specified in CICA Handbook Section 1530, since transition on January 1, 2007, the Company presented the unrealized effect of foreign currency translation of foreign operations as a component of accumulated OCI for the current and prior periods.

3.	Changes in accounting policies

	(a)	Inventory

In March 2007, the CICA issued Handbook Section 3031, Inventories, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. These recommendations are effective for the Company’s interim and annual reporting periods beginning January 1, 2008.

The new standard have been adopted by the company, nevertheless it does not hold any inventory as per September 30, 2008.

	(b)	Capital Disclosures and Financial Instruments – Disclosures and Presentation

The CICA issued three new accounting standards: Handbook Section 1535, "Capital Disclosures", Handbook Section 3862, "Financial Instruments – Disclosures", and Handbook Section 3863, "Financial Instruments – Presentation". These standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on October 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv)if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in note 16 to the interim financial statements.

The new Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments — Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section in note 15 to the interim financial statements.

(c)	Other New Accounting Pronouncement

CICA 1400 "General Standards of Financial Statement Presentation" has been amended to include requirements for management to assess and disclose an entity's ability to continue as a going concern, effective for interim and annual financial statements for years beginning on/after January 1, 2008. The Company has included disclosures recommended by the new Handbook section in note 1 to the interim financial statements.

Stream Communications Network & Media, Inc.

4.	Cash and cash equivalents

	September 30,	December 31,
	2008	2007
	$	$

Cash in Bank	1,142,470	671,359
Cash Equivalents	11,500	11,500
	1,153,970	682,859

Cash equivalents include a secure term deposit. At September 30, 2008 the Company did not hold any cash equivalents in asset-backed commercial papers.

5.	Accounts receivable

	September 30,	December 31,
	2008	2007
	$	$

Accounts receivable	2,473	536,875
Provision for doubtful accounts	-	(280,729)
	2,473	256,146

The company has not made any provision against doubtful accounts as of September 30, 2008 as all Accounts Receivable are related to sales made in August and September by Stream Investment and are considered current.

6.	Prepaid expenses and other assets

	September 30,	December 31,
	2008	2007
	$	$

Prepayments	146,518	74,851
Capital spare parts	-	121,097
	156,764	195,948

Stream Communications makes prepayments for services, goods and property, plant and equipment purchases.

Stream Communications Network & Media, Inc.

7.	Property, Plant and Equipment

For the period ended September 30,
2008
	Gross Value	Accumulated	Net book
		Amortization	Value
	$	$	$

Automobiles			-
Cable TV equipment and conduit	2,418,393	2,984	2,415,409
Furniture and fixtures	-	-	-
Software	-	-	-
Construction-in-progress	-	-	-
	2,418,393	2,984	2,415,409

For the period ended December 30, 2007
			Net book
	Gross Value	Accumulated	Value
		Amortization
	$	$	$

Automobiles	557,384	249,514	307,870
Cable TV equipment and conduit	18,046,081	6,413,091	11,632,990
Furniture and fixtures	424,810	408,935	15,875
Software	76,880	76,880	-

Construction-in-progress	937,710	-	937,710
	20,042,865	7,148,420	12,894,445

8.	Cable TV Subscriber Base

For the period ended September 30, 2008
	Gross Value	Accumulated	Net book
		Amortization	Value
	$	$	$

Cable TV Subscriber Base	-	-	-

For the period ended December 31, 2007
			Net book
	Gross Value	Accumulated	Value
		Amortization
	$	$	$

Cable TV Subscriber Base	5,771,926	5,392,125	379,801

Stream Communications Network & Media, Inc.

9.	Other Intangible Assets

For the period ended September 30,
2008
	Gross Value	Accumulated	Net book
		Amortization	Value
	$	$	$

Licenses	34,152	2,139	32,013

For the period ended December 30, 2007
		Accumulated	Net book
	Gross Value	Amortization	Value
	$	$	$

Licenses	187,887	187,887	-

10.	Non-current advances

	September	December
	30, 2008	31, 2007
	$	$

Non-current advances	-	180,332
	-	180,332

11.        Investment in Unconsolidated Subsidiaries

On February 22, 2008 the Company completed a transaction with Penta Investments whereby the Company disposed of 15,640 existing shares of Stream Poland for cash proceeds of $7,534,277 and Penta Investments acquired 16,900 new shares for $8,141,258. The Company’s ownership of Stream Poland was reduced to 48.86% . Following the transaction, the management in Stream Poland was replaced by a new management team. Two members of the new management team were appointed by Penta and one member by Stream. The investment in Stream Poland is consolidated using the equity method.

The Company published previously that it held a 49.32% share in Stream Poland. After verification was made in third quarter, the share at September 30, 2008 has been amended to 48.86% .

	September 30,	June 30,
	2008	2008
	$	$
Historical value of investment less accumulated loss(46,724 shares)	10,160,673	10,160,673
Sale of 15,640 shares	(3,405,098)	(3,405,098)
Share of profit/(loss) in the period February 22, 2008 – June 30,	257,694	257,694
2008
Share of profit/(loss) in the period July 1, 2008 – September 30,	(830,605)	-
2008
Value of investment in unconsolidated subsidiaries [are we using	6,182,664	7,013,269
unconsolidated or non-consolidated?]

Gain / Loss on sale of shares:
Sale of shares	7,534,277	7,534,277
Less: Historical value of shares	(3,405,098)	(3,405,098)
Gain on sale of shares	4,129,179	4,129,179

Stream Communications Network & Media, Inc.

12.	Bank, Leasing and Other Financing

	September	December
	30, 2008	31, 2007
	$	$
Bank financing
Current	-	-
Non Current	-	-
	-	-
Leasing contracts
Current	-	92,056
Non Current	-	106,247
	-	198,303
Other financing
Current	1,792,806	6,472,143
Non Current	207,555	462,341
	2,000,361	6,934,484
	2,000,361	7,132,787

	September	December
	30, 2008	31, 2007
	$	$
Automotive and equipment leasing contracts are secured by the asset	-	198,303
being leased. The leasing contracts bear an average annual interest rate of 15,65%. Maturity date varies from June 2008 to June 2011.

Bridge loan provided by CYFOCA Holdings Limited (A subsidiary of	-	2,542,710
Penta Investments). The principal amount due is $2,542,710 (Pln
6,343,341) which is secured by assets and shares in Stream Poland.
The loan is convertible into share capital of Stream Poland on closing of the investment.

A loan bearing interest at 5% compounded annually. The principal	-	3,623,856
amount due is $3,623,856 (US$3,690,281). The loan is secured by shares in Stream Poland. The maturity date is January 31, 2008.

A private loan of $259,444 (US$250,000) at a rate of 9% per annum.	259,444	245,500
The loan will be repaid by August 29, 2009 or converted to equity at a price of US$0.13 per share.

A private loan of $311,333 (US$300,000) at a rate of 9% per annum.	311,333	294,600
The loan will be repaid by December 31, 2008 or converted to equity at a price of US$0.15 per share.

A private loan of $207,555 (US$200,000) at a rate of 9% per annum.	207,555	198,358
The loan will be repaid by December 29, 2009 or converted to equity at a price of US$0.13 per share.

A private loan of $31,133 (US$30,000) at a rate of 9% per annum.	31,133	29,460
The loan will be repaid by December 31, 2007 or converted to equity at a price of US$0.15 per share.

A private loan of $1,190,896 (PLN 2,700,000) at rate 15% per annum.	1,190,896	-
The loan will be repaid by January 15, 2009.

Bank, Leasing and Other Financing	2,000,361	7,132,787

Stream Communications Network & Media, Inc.

13.	Share Capital

(a)	Authorized

Stream Communications Network & Media, Inc. has an authorized share capital of 150,000,000 common shares at no par value. The Company has issued 81,596,491 common shares as at September 30, 2008 (December 31, 2007 - 81,596,491).

(b)	Stock Options

The directors are authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 7,992,212 common shares of the Company at the time of such issue, at the minimum price allowed under the applicable securities laws.

The fair values of stock options granted were determined using the Black-Scholes option pricing model. The Company’s estimates of expected volatilities are based on a weighted historical and market based implied volatility. The Company uses historical data to estimate option exercises and employee terminations within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the stock option valuation model and represents the period of time that granted options are expected to be outstanding. The risk free rate for periods within the contractual life of the stock option is based on the rate in effect at the time of the grant.

The fair values of the Company’s stock options were estimated using the following weighted average assumptions:

	2006	2005
Expected life (years)	5.00	4.76
Expected volatility	154.1%	85.6%
Risk free interest rate	4.36%	3.60%

Activity under the option plan during the period ended September 30, 2008, December 31, 2007 and December 31, 2006 was as follows:

		2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
		US$		US$		US$
Outstanding,
beginning of the
year	1,370,000	0.60	1,370,000	0.60	3,060,000	0,60
Granted	-	-	-	-	900,000	0.60
Exercised	-	-	-	-	-	-
Forfeited	-	-	105,000	0.60	2,590,000	0.60
Outstanding,
end of the year	1,265,000	0.60	1,265,000	0.60	1,370,000	0.60

Stream Communications Network & Media, Inc.

13.	Share Capital (continued)

(b)	Stock Options (Continued)

Options outstanding and exercisable at September 30, 2008:

		Weighted
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Exercise	Options	Contractual	Exercise	Options	Exercise
Price	Outstanding	Life (Years)	Price	Exercisable	Price
$			$		$
0.60	645,000	2.18	0.60	645,000	0.60
0.60	345,000	2.72	0.60	345,000	0.60
0.60	175,000	0.76	0.60	175,000	0.60
0.60	100,000	1.29	0.60	100,000	0.60

(c)	Warrants

The company issued warrants together with a private placement, whereby subscribers received the same amount of warrants as shares. The warrants expire two years from issue and are eligible to acquire a half share per warrant.

The fair value of the warrants issued by the Company was estimated using the following weighted average assumptions:

	2008	2007	2006
Expected life (years)	2	2	2
Expected volatility	192.47%	144.20%	109.10%
Risk free interest rate	3.70%	3.60%	3.10%

	Number of	Number of	Weighted	Fair value
	shares	warrants	average	of warrants
			exercise
			price
			$	$
Balance December 31, 2005	3,396,614	1,698,310	0.72	2,439,684
Granted	2,366,666	1,183,333	0.32	209,532
Granted	1,733,334	866,667	0.33	153,194
Granted	2,400,000	1,200,000	0.25	190,771
Granted	4,468,330	2,234,165	0.25	614,634
Granted	333,334	166,667	0.25	45,017
Granted	4,800,000	2,400,000	0.26	172,816
Balance December 31, 2006	19,498,278	9,749,142	0.35	3,825,648
Granted	10,200,000	5,100,000	0.13	616,735
Expired	(3,396,614)	(1,698,310)	0.72	(2,439,684)
Balance December 31, 2007	26,301,664	13,150,832	0.29	2,002,699
Expired	(11,301,664)	(5,650,832)	0.23	(1,204,924)
Balance September 30, 2008	15,000,000	7,500,000	0.26	797,775

Stream Communications Network & Media, Inc.

13.	Share Capital (continued)

(c)	Warrants (continued)

Outstanding warrants at September 30, 2008 are as follows:

	Number of	Number of	Weighted	Weighted	Fair value
	shares	warrants	average	average	of warrants
			exercise	exercise
			price	price
			US$	$	$
December 11,	1,800,000	900,000	0.15	0.15	64,806
2008
December 18,	3,000,000	1,500,000	0.15	0.15	108,010
2008
March 2, 2009	10,200,000	5,100,000	0.15	0.15	1,279,048

14.	Standby guarantee

On June 12, 2006, the Company arranged a standby guarantee of $4,956,500 (US$5,000,000), which could be exercised on or after March 1, 2007, provided the Company did not raise a minimum of $4,956,500 (US$5,000,000) in financing by way of debt and of equity before March 1, 2007.

The standby guarantee was issued by Trasco Sp. z o. o. and Jan S. Rynkiewicz (a director of the Company) for $2,973,900 (US$3,000,000) and by Blueagle Investments and Miroslaw Tomaszewski (a related party) for $1,982,600 (US$2,000,000).

The Company paid a fee of $743,475 (US$750,000) to the guarantors of the standby guarantee, in the form of 3,807,107 shares of Stream at a price of $0.2097 (US$0.197) per share.

The standby guarantee provides that the guarantor would provide the Company with financing as follows:

(a)

A $2,913,413 (US$2,500,000) equity investment in the Company at a share price, equal to the average closing price of the shares of the Company on the OTCBB or such other stock exchange or electronic trading facility on which the greatest volume of Stream’s shares then trade, for the 10 trading days immediately preceding the date of notice of exercise, less 25%.

(b)

A $2,913,413 (US$2,500,000) loan for a term of three years, to bear interest at the rate of 10% per annum payable quarterly in arrears. The loans will be convertible on default at the option of the guarantor into common shares of the Company utilizing a conversion price equal to the average closing price of the shares of the Company on the OTCBB, or such other stock exchange or electronic trading facility on which the greatest volume of Stream’s shares then trade, for the 10 trading days immediately preceding the date of notice of exercise, less 20%.

The standby guarantee has not yet been exercised. There were no costs or payments associated with the standby guarantee during 2008.

Stream Communications Network & Media, Inc.

15.	Basic and diluted loss per common share

The calculation of the basic and diluted loss per share attributable to common shareholders is based on the following:

	September	September	September
	30, 2008	30, 2007	30, 2006

Net Income / (loss) (A)	2,802,556	(443,711)	(1,911,212)
Weighted average number of diluted
common shares (B)	93,962,293	78,251,490	65,381,491
Basic and diluted loss per common share	0.04	(0.01)	(0.03)

In the period where there is a net loss, the diluted weighted average number of common shares is equivalent to the basic weighted average number of common shares, as the effect of the conversion of options and warrants would be anti-dilutive to the loss per common share.

16.	Financial instruments

The recorded amounts for cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair values based on the short-term nature of those instruments.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit Risk

The company is not exposed to any credit risk as all loans are either to be repaid or converted to shares. It is planned to convert all loans to shares as soon as the company is able to issue new shares.

(b)	Liquidity Risk

The company’s liquidity risk is limited to the timing of collecting receivables and settling liabilities. As of September 30, 2008, the company has cash and other current assets to settle 72% of current liabilities. In addition the Company has a standby guarantee (see note 14) to fund any shortfall.

(c)	Market Risk

	a.	Interest Rate Risk

The company has significant cash and cash equivalents $1,153,970 classified as held-for- trading while its interest-bearing debt totals $2,000,361. A portion of the interest-bearing debt, $498,132, will be converted to equity as soon as the Company is able to issue new shares.

	b.	Foreign Exchange Risk

The Company’s functional and reporting currency is the Canadian dollar, while its operations and investments are located in Poland, giving Stream significant exposure to foreign currency fluctuations. The Company has monetary assets and liabilities denominated in US dollars and Polish zloty which are therefore subject to exchange variations against the Canadian dollar.

	c.	Investment Risk

The Company has concluded an investment agreement with Penta Investments, a Czech private equity fund, which allows Penta to hold the majority share position in Stream Poland and has a right to acquire the remaining Stream Poland shares held by Stream at the third anniversary of the agreement at fair market value.

Subject to the developments in the capital market, this could have significant impact on the value of the investment in Stream Poland, however at this time any potential impact cannot be quantified.

Stream Communications Network & Media, Inc.

17.	Capital Management

The Company’s objective when managing capital is to safeguard its accumulated capital in order to fund Stream Investment, which is developing green field cable TV operations in north eastern Poland. The Company standby guarantee enables it to obtain US$ 5,000,000 in funding through the issue of new shares and debt.

18.	Commitments and contingencies

	(a)	Commitments

(i)

On December 15, 2006 and March 2, 2007, Streamline (now Stream Investment) entered into two preliminary agreements for two green field sites, the Suwalki project and the Lubin project, respectively. The Company has developed one of the sites (Suwalki) in 2007; the development of the second site (Lubin) has not yet commenced.

At March 31, 2008 the Company had a commitment of $1,603,519 (PLN 3,500,000) for Suwalki to be paid prior to finalization of the agreement (Note 22), and a commitment of $183,259 (Pln 400,000) for Lubin, which is to be paid by April 30, 2009.

	(b)	Contingencies

The Company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw Stock Exchange in 2003. The amount claimed is US$3,145,885 of which $Nil has been accrued at December 31, 2007 (2006 - $Nil). The Company is of the opinion that these amounts are due only if an IPO on the Warsaw Exchange had been completed.

The Company is defending an action pursuant to certain alleged unpaid services, for which the sum of $280,245 has been demanded. The Company is of the opinion that these amounts are due only if an IPO on the Warsaw Stock Exchange had been completed.

19.	Related party transactions

The Company undertook the following related party transactions:

(a)	Lease commitments

The Company’s subsidiary has a building lease outstanding with Media Forum Sp z o. o. Lease payments expensed during the year were $21,700 (PLN 48,189) (2007 - $15,500; 2006 - $Nil). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

The Company has an automobile lease outstanding with Media Forum Sp. z o. o, an enterprise that is under common management of the Company. Lease payments expensed during the year were approximately $2,000 (2008 - $7,700; 2006 - $Nil). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

(b)	Standby guarantee

On June 12, 2006, the Company arranged a standby guarantee of $4,956,500 (US$5,000,000), which can be exercised on or after March 1, 2007, provided the Company had not managed to raise a minimum of $4,956,500 (US$5,000,000) in financing by way of debt and of equity before March 1, 2007 (Note 15).

Stream Communications Network & Media, Inc.

There were no costs or payments associated with the standby guarantee during the year 2007. During 2006, the Company paid a total commission for the standby guarantee to:

•	Trasco Sp. z o. o. and Jan S. Rynkiewicz (Mr. Rynkiewicz is a director and CEO of the Company: $446,085 (US$450,000)
•	Blueagle Investments and Miroslaw Tomaszewski (Mr. Tomaszewski is a related party to Ms. Kozak who is a director of the Company): $297,390 (US$300,000)

These related party transactions were recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to by the related parties.

20.	Subsequent events

(a)	Commencement of Suwalki operations

In May 2008, Stream Investment, a subsidiary of the Company, acquired the title to the network in Suwalki for the amount of $2,124,248 (PLN 5,300,000).

(b)	Stream Poland Acquires Broker-Services Sp. z o. o

On July 31, 2008, Stream Poland acquired Broker-Services Sp. z o.o. a Polish Cable TV Operator with approximately 27,333 Revenue Generating Units (RGUs) and approximately 25,000 homes passed for $20,158,519 (PLN 44,000,000).

(c)	Stream Poland Acquires Homenet Sp. z o.o.

Stream Poland acquired 100 % of Homenet Technologies Sp. z o.o. ("Homenet") a small TV operator with a network located in Gdansk, Poland, for PLN 9,000,000.

As of June 30, 2008, Homenet had 5,850 RGUs that included Internet, VoIP, and Analog Video subscribers.

21.	Implementation of IFRS

Following the announcement that IFRS will replace Canadian GAAP by 2011, the Company is developing a plan to fully adopt IFRS in both its Canadian and Polish operations.

In Poland it is already possible to adopt IFRS and report under these standards, therefore the company has decided to adapt IFRS for its Polish operations by January 2009. The management has engaged an external advisor to assist with the transition from Polish GAAP to IFRS including the training of staff.

The company is likewise planning to engage external advisors to assist with the transition from Canadian GAAP to IFRS, following the completed transition from Polish GAAP.

Stream Communications Network & Media, Inc.

Management Discussion and Analysis

For the period ended September 30, 2008
As at November 21, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and result of operations cover the nine months ended September 30, 2008, and should be read together with the audited consolidated financial statements and related notes included elsewhere herein. These audited consolidated financial statements provide additional information regarding our financial activities and condition.

The following discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include, among other things, statements concerning plans, objectives and future economic prospects, expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements and industry results to be materially different from what is said or implied in such forward-looking statements. These factors include, among other things, changes in television viewing preferences and habits by subscribers and potential subscribers, and the acceptance of new technology and programming alternatives. They also include subscriber acceptance of internet services, telephony services and the company’s ability to manage and grow the cable television, internet and telephony services, the ability to secure adequate capital to fund further system growth and development and planned acquisitions, the ability to successfully close proposed transactions, changes in government regulations and other risks inherent in investment and operations in Poland.

Information on the Company

General

Stream has business interests in the country of Poland. Our principal business is providing cable TV and high-speed Internet access.

We were incorporated on March 28, 1979 under the name of “Clear Mines Ltd.” by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada (the “British Columbia Company Act”). We consolidated our shares on a one new for 3.9 old shares basis and changed our name to “Redwood Resources Inc.” on August 16, 1985. We again consolidated our shares on a one new for three old shares basis and changed our name to “Trooper Explorations Ltd.” on May 29, 1992.

On May 4, 1995 we changed our name to “Trooper Technologies Inc.” and on October 19, 2001 we changed our name to “Stream Communications Network, Inc.”. On August 9, 2004 we changed our name to “Stream Communications Network & Media Inc.” (“Stream”). We changed our year-end from October 31 to December 31 in 2001.

Our authorized capital is 150,000,000 common shares without par value.

Our registered office is Suite 1500 – 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, V6E 4N7, Canada. Our principal offices are located at Goraszewska 6 Street, Warsaw, 02-910, Poland, telephone +48- 22-842-7666.

We have the following operating subsidiary companies:

1.

Stream Communications Sp. z o.o. (“Stream Poland”) was incorporated on October 26, 1999, under the laws of Poland. At December 31, 2007, we own a 100% interest in Stream Poland which is in the business of operating cable television and high-speed Internet in Poland. Stream Poland’s growth is being accomplished through acquisitions of small, independent cable TV and high-speed Internet providers and through its own marketing efforts. Stream Poland is located at al. 29 Listopada 130, 31- 406 Krakow, Poland. On February 22, 2008, we entered into an agreement with Penta Investments(“Penta”). Due to the agreement we sold to Penta 15 640 shares of Stream Poland for PLN 21 630 120. Then Stream Poland issued 16 900 shares which were bought by Penta for the price of PLN 23 372 700, after the transaction Stream holds a 48.86% share of Stream Poland equity. According to the agreement, within 12 months of the closing of the initial investment, Penta must provide Stream Poland with a second investment of an additional PLN 126 600 000 in equity.

Stream Communications Network & Media, Inc.

According to the agreement, Penta’s second stage of investment will reduce Stream’s investment to a 20% share in the equity of Stream Poland.

According to the Annex to the Penta Agreement, part of the amount, PLN 2,163,012, paid to Stream for the initial stage of investment in Stream Poland has been put in an escrow account –. The amount will be either paid to Stream or to Penta depending on the result of negotiations with an housing cooperative in which dwellings the Stream Poland subsidiary Vega invested in a cable TV network. Because the agreement between Vega and the cooperative does not define without question how long Vega could use the network it had invested in, Penta decided to create the escrow account. If by the end of 2008 Stream Poland achieves a satisfactory agreement with the cooperative resulting in the signing an appropriate annex to the agreement, the amount deposited at the escrow will be paid to Stream. Otherwise, it will be kept by Penta, resulting in a decrease in the final price it paid for the initial shares in Stream Poland purchased from Stream. As of the date of preparation of this report, the management of Stream Poland expects to achieve the agreement with cooperative resulting in signing an annex which will enable Vega to use the network it invested in for the period that is satisfactory for Penta, which will result in the escrow amount being paid to Stream.

2.

Stream Investment Sp. z o.o., (formerly Polvoice.com and Streamline sp. z o.o.) is a wholly owned subsidiary of the Company, organized on August 11, 1999 under the laws of Poland. Stream Investment is a cable TV operator in Suwalki. On January 22, 2008, Streamline changed its name to Stream Investment Sp. z o.o.

The following company is a subsidiary, but no longer has an operating business. The company is being prepared for liquidation.

1.	IEWS S.A. (formerly International Eco-Waste Systems “IEWS”) is a wholly owned subsidiary of our Company being incorporated on September 24, 1996 under the laws of Poland.

Stream is a reporting issuer in the Province of British Columbia, Canada and its common shares are listed for trading on the OTCBB Pink Sheets under the trading symbol “SCNWF”.

Business Description

Stream Communications Network & Media Inc., Stream Investment sp. z o.o. and Stream Poland are collectively referred to as “Stream”. Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie, and Podkarpackie through its hybrid fibre coaxial (“HFC”) networks. Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol (“VoIP”).

The majority of Stream’s operational activity is in Stream Poland but in the 2nd quarter of 2008 Stream Investment acquired a cable TV network in Suwalki (northern Poland) and in the 3rd quarter the company acquired an internet network with subscribers in Suwalki as well. Due to the transaction, Stream Investment now has about 16,000 homes passed (HP). The price for the cable TV network was $2,124,248 (PLN 5,300,000), including taxes. The final price for the internet network and subscribers is not yet known. The value will be dependent on how many subscribers decide to sign a contract with Stream Investment acting as their new internet provider.

Stream Investment plans to connect subscribers to the networks and then offer the network with subscribers either to Stream Poland or to another cable TV operator.

Thanks to Penta’s participation in Stream Poland, the company has access to financing which enables Stream Poland further development via organic growth as well as via the acquisition of smaller cable TV & internet providers.

During third quarter 2008 Stream Poland acquired 100% of the shares of Broker-Services sp. z o.o. (“Broker”), a cable TV & internet provider, for PLN 44 million. Broker’s approximately 27,000 RGUs as of the end of 2007, increased Stream Poland’s total RGUs by 40% to approximately 95,000 RGUs.

Stream Communications Network & Media, Inc.

Stream’s Cable Television Services

Stream Poland finished upgrading its network to enable the company to offer HD TV to its subscribers. The commercial launch of the HD TV is planned for the 4th quarter of 2008

Stream’s Data Services

Data transmission over HFC networks is much faster and more reliable than over telephone lines. Stream intends to upgrade 100% of its network to make high-speed Internet access available to all individual and business customers.

Stream’s VoIP service

These services offer substantial decreases in the costs of long distance and international calls as well as calls to mobile networks due to sound compression and the use of VoIP for transmission instead of standard voice channels. At this time Stream has some VoIP customers and will continue to offer VoIP services based on demand.

Stream Poland’s customer base and market share

Stream Poland has a stable subscriber base in the territories serviced by the company, indicating that the company has reached a mature status in these areas. As of December 31, 2007 the company had about 68,000 subscribers.

Operating Results for Period Ended September 30, 2008, 2007 and 2006

	For the nine months ended September 30,2008	For the nine months ended September 30,2007	For the nine months ended September 30,2006	2008/2007-1	2008/2007-1

Revenues	1,379,475	5,640,847	4,765,816	-76%	18%
Operating expenses	(1,302,809)	6,546,222	6,329,691	-120%	3%
Gain / (Loss) from operations	2,682,283	(905,375)	(1,563,875)	-396%	-42%
Income (Loss) before income taxes	3,379,910	(858,635)	(2,357,129)	-494%	-64%
Income taxes		87,200	(167,576)
Gain (Loss) before non-controlling interest	3,379,910	(945,835)	(2,189,553)
Non-controlling interest	4,443	17,510	78,640
Income / (Loss) on non-consolidated
subsidiaries	(572,911)

Net profit (loss) for the period	2,802,556	(963,345)	(2,268,193)	-391%	-58%

Nine-month Period ended September 30, 2008 compared to the period ended September 30, 2007

Stream Communications Network & Media, Inc. (“Stream”) is reporting an operating profit of $2,802,556 for the nine-month period ended September 30, 2008 (in comparison with operating losses in previous years [2007 - $ (963,345); 2006 -$ (2,268,193)]. The improvement in operating results is due to the gain on the disposal of shares to Penta Investments.

Stream Communications Network & Media, Inc.

The results for the first nine months of 2008 is only to a limited extent comparable to the same period in previous years, because the company disposed of shares in Stream Poland and is not consolidating Stream Poland’s results as of February 22, 2008 as it did in previous years.

Revenue decreased by 62% in the current nine month period as compared to the same period in 2007, as a result of the change in reporting of Stream Poland revenue. Although the green field site in Suwalki controlled by Stream Investment commenced operation in April 2008, it began selling services only in August 2008.

Operating Expenses decreased significantly in the nine-month period ended September 30, 2008 compared to the same period in 2007, for two reasons: 1) the of $4,129,179 gain on sale of shares to Penta Investments and 2) Stream Poland’s expenses were consolidated for two months.

Income Tax Expense was not provisioned the first nine months of 2008, because the company has sufficient 2007 tax losses to offset any expense. In the same period of 2007, the company made a tax provision of $63,785 relating to the results of its Polish operations.

Income from non-consolidated subsidiaries is the percentage of Stream Poland’s results apportioned to Stream Communications Network & Media’s ownership in the nine-month period.

The Company ended the nine months of 2008 with a net profit versus a net loss for the same period in 2007 due to a change in consolidation and the gain made on the sale of shares to Penta Investments.

Three-month Period from July 01, 2008 to September 30, 2008 vs. the same period in the previous year

The third quarter of 2008 was a period of transition following the sale of Stream Poland shares and prior to the generation of significant revenue from the Suwalki site, where the company began selling services in August 2008. The Company is now focused, together with Penta Investments, on implementing Stream Poland’s acquisition strategy while developing the Suwalki site.

The revenues shown in the Consolidated Statement of Operations and Deficit for the three-month period are revenues generated by Stream Investment on the Suwalki site. The third quarter 2008 revenues do not include revenues of Stream Poland due to the change in consolidation method following the change in ownership of Stream Poland, and thus are not comparable with the revenues generated during the same period in the previous year when Stream Poland revenues were fully consolidated.

Operating Expenses declined in the quarter compared with the same period in 2007, because Stream Poland is no longer consolidated.

Income before income taxes is higher than operating income due to a positive exchange rate effect between the zloty, the US dollar and the Canadian dollar.

Liquidity, Capital Resources and Subsequent Events

Our working capital deficiency at September 30, 2008 was $1,286,822, compared to the working capital deficiencies at June 30, 2008 of $1,178,941.

The Company has an active standby guarantee for financing of USD5,000,000 (equivalent of Canadian dollars 5,188,875) which if drawn down, would fully secure the company’s current and future working capital needs. Furthermore management expects that the majority of Stream Poland’s private loans will be converted into equity, thus funds for repayment will be not needed.

Another source of financing is warrant holders, whom management expects to purchase some of the new shares that they are entitled to.

Based on the above information, management believes the company is able to continue as a going concern.

Stream Communications Network & Media, Inc.

Trend Information

Stream Communications Network & Media Inc. is actively pursuing acquisition opportunities together with Penta Investments for and on behalf of Stream Communication Sp. z o. o. (“Stream Poland”). In 2008 two acquisitions were completed and several more are being negotiated. These acquisitions will be accomplished using the financing Penta Investments has made available to the company and through bank debt committed by a Polish bank.

Stream Investment (formerly Streamline) commenced operations in Suwalki, one of the two green field sites the Company secured in 2007 during the third quarter of 2008.

Stream Communications Network & Media, Inc.

Contractual Obligations and Loans payable

Contractual obligations at September 30, 2008 are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$207,555	nil	$207,555	Nil	nil
Short-term debt	$1,792,806	$1,792,806	Nil	nil	nil
TOTAL	$2,000,361	$1,792,806	$207,555	Nil	nil

To secure its liquidity as of the end of September, the company signed a short-term loan agreement of LN 2.7 million. ($ 1,190,896)

Off-Balance Sheet Arrangements
The Company via its subsidiary Stream Investment has an obligation to acquire a cable TV network in a medium-sized city in Southern Poland. The acquisition will close in the second quarter of 2009, and the final price will depend on the amount of homes passed that the network has at closing.

Summary of Quarterly Results

	Total	Net Gain	Net Gain
	Revenues	(Loss) for the	(Loss) per
		period	share (basic
(In Canadian dollars)			and diluted)
September 30, 2008	3,064	(1,204,636)	(0,01)
June 30, 2008	-	(432,400)	0.00
March 31, 2008	1,376,411	4,439,594	0.05
December 31, 2007	1,736,082	(2,143,974)	(0.02)
September 30, 2007	1,983,722	(519,635)	(0.01)
June 30, 2007	1,892,336	284,150	0.00
March 31, 2007	1,764,788	(727,861)	(0.01)
December 31, 2006	1,707,089	(2,369,513)	(0.04)
September 30, 2006	1,651,997	(356,981)	(0.01)
June 30, 2006	1,545,990	(1,251,485)	(0.02)
March 31, 2006	1,567,829	(507,914)	(0.01)

Commentary to the Quarterly Net Gain (Loss):
September 30, 2008 vs. June 30, 2008

The loss in the third quarter is due to the following:

1)

The company no longer fully consolidated its largest subsidiary Stream Poland due to the fact that its ownership stake decreased to below 50% (an effect of the transaction with Penta,) while it does consolidate the results of its cost producing subsidiary Stream Investment, an early stage company which incurred costs in the period without significant revenues.

2)	In the quarter the net book value of Stream Poland decreased after consolidation adjustments using the equity method.

Stream Communications Network & Media, Inc.

June 30, 2008 vs. March 31, 2008

The quarter was a transition for the Company, following the sale of the majority in Stream Poland to Penta Investments, while the Stream Investment operations which commenced at the Suwalki site has yet o generate revenue. In the period the Company therefore generated costs but no revenue.

March 31, 2008 vs. December 31, 2007

The results for the quarter improved significantly compared to the last quarter of 2007, due to a gain on the sale of shares to Penta Investments and also because the company consolidated only two months of Stream Poland expenses .

December 31, 2007 vs. September 30, 2007

The results for the fourth quarter of 2007 deteriorated significantly compared to the previous three quarters of 2007 as a result of the costs the company incurred on advisors for the transaction with Penta Investments, severance payments to local management and management bonuses. Furthermore the cost of Polish and Canadian statutory audits was incurred during the quarter.

September 30, 2007 vs. June 30, 2007

Results deteriorated in the third quarter compared with the second quarter of 2007, due to an adverse foreign exchange impact combined with the fact that the company had other income of $201,060 in the second quarter but none in the third.

June 30, 2007 vs. March 31, 2007

In the second quarter the improved results compared with the first quarter of 200 were due to an foreign exchange gain of $469,981 against a loss of $136,487 in the first quarter, combined with decreased financing expenses in the period. A prolongation fee paid in the first quarter did not recur in the second quarter.

March 31, 2007 vs. December 31, 2006	The results for the first quarter of 2007 improved by $1,613,652 compared to the fourth quarter of 2006, as one-off charges in the fourth quarter [discussed below] did not recur.

December 31, 2006 vs. September 31, 2006

In the fourth quarter of 2006, four elements increased the loss for the quarter by $2,012,532 compared to the third quarter. First, programming and system lease expenses, increased by $858,857 compared to the third quarter 2006 as the company launched internet services and offered a better programming package to its subscribers. Professional Fees also increased by $599,602 in the period because of a change of advisors. The amortization charge increased by $967,724 due in large part to construction in progress was completed in the period. The company realized a deferred tax asset related to its Polish operations of $398,398.

September 30, 2006 vs. June 30, 2006

In the third quarter of 2006, the company’s results improved by $894,504 compared to the second quarter as the company noted a reduction in operating expenses to $96,216 following the restructuring in the second quarter. The expense for the standby guarantee of $798,289 incurred in the second quarter of 2006 did not recur in the third quarter.

Stream Communications Network & Media, Inc.

June 30, 2006 vs. March 31, 2006

Results for the second quarter declined by $743,571, mainly due to a stand by guarantee of US$5,000,000 the company obtained for a fee paid in shares of $798,289. Furthermore a restructuring program moving all activity to Poland commenced in the second quarter 2006, for which the company incurred restructuring costs of $541,875. At the same time, the company managed to reduce operating costs to offset part of these costs. A strong Polish zloty gave the company a foreign exchange gain of $155,414. The reduced operating expenses combined the foreign exchange gain completely offset the restructuring cost incurred.

Currency and Exchange Rate Risk
Stream Communication is exposed to changes in financial market conditions as a result of transacting in various foreign currencies and funding of foreign operations.

Market risk is determined utilizing sensitivity analysis, which measures the potential losses in fair value resulting from one or more selected hypothetical changes in foreign currency exchange rates.

The company does not hedge currency risk. The functional currency of the Company is the Canadian dollar. All of Stream’s business operations are in Poland and Stream Poland’s functional currency is the Polish zloty.

If there were a large fluctuation in the exchange rates between Poland and Canada, this could impact on the operating results of the company in a positive or negative manner. If the Canadian dollar increased against the zloty, then any Canadian funds invested in Poland would be exchanged for a larger number of zloty, thereby making more money available in Poland for the businesses. The converse could create a shortfall of funding. We have no control over currency rates and the results of operations could be subject to swings in currency rates. In the case of funding either for acquisition or build out, it is important to minimize the time interval from when the money is raised and when it is spent to avoid issues currency change risk. The Company intends to grow by acquisition, so this aspect of funding is important where funds are raised in a currency other than zloty.

At present the management does not believe that material exposure to potential changes in the fair value of market sensitive instruments, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

There are no foreign currency derivatives outstanding at September 30, 2008. Accordingly, no market risk existed for such instruments at this date.

The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations at the end of and as average during each period noted.

Stream Communications Network & Media, Inc.

The effect of foreign currency fluctuations has affected the book value of property, plant and equipment and intangibles. The operations of the Company are located in Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:

	Rate at the end of the	Average rate for the
	period	period
September 30, 2008	2.2672	2.2207
December 31, 2007	2.4954	2.5807
December 31, 2006	2.4992	2.7409
December 31, 2005	2.8033	2.6757
December 31, 2004	2.4898	2.8049

Related Party Transactions

During the third quarter of 2008 the Company entered into the following related party transactions:

(a)	Lease commitments

The Company’s subsidiary has a building lease outstanding with Media Forum Sp. z o. o. , an enterprise that is under common management of the Company. Lease payments expensed during the year were $13,198 (PLN 30,000) (2007 - $15,500; 2006 - $Nil). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

The Company also has an automobile lease outstanding with Media Forum Sp. z o. o. Lease payments expensed during the year were approximately $4,000 (2008 - $7,700; 2006 - $Nil).

(b)	Standby guarantee

On June 12, 2006, the Company arranged for a standby guarantee of $4,956,500 (US$5,000,000), which can be exercised on or after March 1, 2007, provided the Company had not managed to raise a minimum of $4,956,500 (US$5,000,000) in combined debt and of equity before March 1, 2007 (Note 15).

As of the end of the third quarter of 2008 the guarantee has not lapsed and the company still could ask the guarantor for the financing.

There were no costs or payments associated with the standby guarantee during the year 2008. The Company paid a fee in the form of shares worth $798,289 for the standby guarantee in 2006:

Subsequent Events
Subsequent to September 30, 2008 the following events have occurred:

(a)	Stream Poland Acquired Homenet Technologies Sp. z o.o.

Stream Poland acquired 100% of Homenet Technologies Sp. z o.o. ("Homenet"), a small TV operator with a network located in Gdansk, Poland, for PLN 9,000,000.

As of June 30, 2008, Homenet had 5,850 Revenue Generating Units (RGUs) that included Internet, VoIP, and Analog Video subscribers.

(b)

Stream Poland finished upgrading its network to enable the company to offer HD TV to its subscribers. The commercial launch of the HD TV took place in 4th quarter of 2008. At the moment it does not generate material revenues but is important milestone of the company’s network and the development of its service offering.

Stream Communications Network & Media, Inc.

Other Information
The company has not entered into any of -balance sheet arrangement as of the date of this report. As of the end of September 2008 the company has outstanding:

Common Shares Issued                                            81,596,491

Share Purchase Options - 1,265,000 exercisable at 0.60 USD per share

Share Purchase Warrants - 15,000,000 exercisable at 0.15 USD per share which expired between December 2008 and March 2009. Each warrant enables to purchase one half of a common share of Stream.

Changes in Accounting Policies including Initial Adoption
Under Canadian GAAP, on January 1, 2007, the Company adopted new accounting policies for financial instruments by adopting the following new standards of the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530 – Comprehensive Income; Handbook Section 3251 – Equity; Handbook Section 3855 – Financial Instruments – Recognition and Measurement; Handbook Section 3861 – Financial Instruments – Disclosure and Presentation; and Handbook Section 3865 – Hedges. These new standards have been applied retrospectively without prior period restatement, except for the presentation of the cumulative unrealized effect of foreign currency translation of foreign operations on the consolidated balance sheet as a component of accumulated other comprehensive income or loss. The change in accounting policies had no other material impact on the Company’s consolidated financial statements at January 1, 2007.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Under US GAAP, the Company adopted the provisions of FIN 48 on January 1, 2007. The new standard did not have a material impact on the Company’s consolidated financial statements.

Once the Company’s ownership in Stream Poland decreased to below 50%, the company began to record the investment in Stream Poland at historical cost and account for the subsidiary’s results as a line item (“Results of non-consolidated subsidiaries”) in the Income Statement while adjusting the value of the investment by the accumulated result of the subsidiary in the period subsequent to February 22, 2008.

There were no other changes in accounting policies in 2008.

Critical Accounting Estimates
Management has made certain judgments and estimates that affect the reported amount and other disclosure in our financial statements.

Loss Contingencies. Our estimates of our loss contingencies for legal proceedings are based on various management judgments and assumptions regarding the potential resolution or disposition of the underlying and associated costs.

Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily Cable TV Equipment and Conduits) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write downs for impairment are recognized when book values exceed our estimate of undiscounted future net cash flows associated with the assets. We review the carrying value of our capital assets, including construction in progress and believe that our reported values are reasonable based on current circumstances.

Stream Communications Network & Media, Inc.

Amortization. Amortization of property, plant and equipment is principally based on a declining balance method where the cost of equipment is amortized evenly over a conservative estimate of its useful life, salvage, or residual value.

Future Income Taxes. We record future income tax assets, including potential tax benefits for operating loss carry-forwards and future income tax liabilities. The amount that we record for these assets and liabilities are based upon various management judgments, assumptions and estimates. These include judgments regarding the tax rates that will be applicable to the future income tax amount and the likelihood that we will generate sufficient taxable income or gains to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

Subscriber Base. Subscriber base changes are recognized at the acquisition of new cable TV or LAN systems. On an annual basis, we review the carrying value of the subscriber base for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when book values exceed our estimate of undiscounted future net cash flows associated with the assets. We estimated the carrying value of our subscriber base in 2007 and believe that our reported values are reasonable based on current circumstances

Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon discounted cash flow forecasts, is compared to the book value of the reporting unit.

Financial Instruments and Other Instruments
The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt approximate their carrying values due to the short term or demand nature of these instruments. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Directors and Officers
Our board of directors is elected by our shareholders as indicated in our Articles. Directors receive directors’ fees (see Directors’ Fees under Executive Compensation). Our executive officers are appointed by the board of directors and have service agreements with Stream. The normal notice period for executive officers is 12 months.

Robert Wussler	Chairman of the Board, Director
Jan S. Rynkiewicz	President, Director
Iwona Kozak	Director
Robert Dziublowski	Non-Executive Director
George H. Bathurst	Non-Executive Director

The following table details the compensation paid to our executive officers for the period ended September 30, 2008

Stream Communications Network & Media, Inc.

Summary Compensation Table
Name	Salary ($CDN)	Bonus ($)	All Other and annual Compensation and LTIP Payouts ($CDN)	Securities under Option	Restricted Shares or Restricted Share Units
Jan Rynkiewicz	240,000	Nil	N/A	Nil	Nil
Iwona Kozak	126,000	Nil	Nil	250,000	Nil

Management Contracts

Jan Rynkiewicz

has been appointed for a 5 year period commencing on June 12, 2006 at a basic annual remuneration of $120,000, payable monthly in equal parts. Mr. Rynkiewicz’s contract has been renewed for four years commencing February 1, 2007 at a basic salary of $360,000 per annum payable monthly in equal parts. In addition Mr. Rynkiewicz is entitled to the use of a vehicle of the value not exceeding $900 per month including lease and operating expenses.

As a Supervisory Board member in Stream Investment Mr. Rynkiewicz receives a remuneration of PLN 240,000 annually, paid in equal monthly instalments.

As a director of the Board, Mr. Rynkiewicz receives USD $15,000 per annum, payable quarterly.

Mr. Rynkiewicz is entitled to participate and receive bonus, stock options and other long-term incentive schemes the company may provide to its employees.

Iwona Kozak

A new management contract was entered into on June 15, 2006. Ms. Kozak continued to serve as a director in 2007 at the Company and received the same compensation as a non-executive director throughout the year, which was a basic remuneration of US $168,000 per annum payable monthly in equal parts. This remuneration includes director’s fees for serving on the Board of Directors of the Company.

As a Supervisory Board member in Stream Investment Ms. Kozak receives a remuneration of PLN 120,000 annually, paid in equal monthly instalments.

Stream Communications Network & Media, Inc.

Directors’ fees

Independent directors are paid an annual fee of USD $15,000 as a base director’s fee and an additional fee of USD $1,500 per board meeting held outside their place of residency. The Chairman is paid a base director’s fee of USD $35,000.

Long-term Incentive Plans - Awards in most recently completed financial period

During our most recently completed financial year, and for the two previously completed financial years, we have not awarded or instituted any LTIP's in favour of our executive officers.

Integrity of Disclosure
The company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the time of this report and have concluded that such disclosure controls and procedures are operating effectively.

The board of directors is responsible for ensuring that management fulfills its responsibilities. The audit committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited financial statements prior to their submission to the board of directors.

Additional Information
Additional information regarding the company and its business operations, including the Company’s annual report for the year ended December 31, 2007, 2006 and 2005, is available on SEDAR company section at www.sedar.com and is also available on the company’s website at www.streamcn.pl.